PRO Bottle LLC (the "Company") a Michigan Limited Liability Company

Financial Statements (unaudited)

Years ended December 31, 2025 & 2024

Statement of Financial Position

	As of December 31,	
	2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	14,613
Accounts Receivable	-	109,444
Inventory	-	2,434,583
Total Current Assets	**-**	**2,558,640**
Non-current Assets		
Right of Use Asset	-	700,000
Security Deposit	-	10,200
Total Non-Current Assets	**-**	**710,200**
TOTAL ASSETS	**-**	**3,268,840**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	2,092,190
Notes Payable - Related Party	-	715,626
Notes Payable	-	52,127
Short Term Lease Liability	-	327,324
Other Liabilities	-	1,084
Total Current Liabilities	**-**	**3,188,350**
Long-term Liabilities		
SBA EIDL Loans	-	645,739
Long Term Lease Liability	-	846,747
Total Long-Term Liabilities	**-**	**1,492,486**
TOTAL LIABILITIES	**-**	**4,680,837**
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	-	(1,411,996)
Total Equity	**-**	**(1,411,996)**
TOTAL LIABILITIES AND EQUITY	**-**	**3,268,840**

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2024	(328,271)
Net Income (Loss)	(1,083,726)
Ending Balance 12/31/2024	**(1,411,996)**
Gain on derecognition of assets and liabilities	1,718,229
Net Income (Loss)	(306,233)
Ending Balance 12/31/2025	**-**

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	191,559	1,947,220
Cost of Revenue	83,711	1,395,278
Gross Profit	**107,848**	**551,942**
Operating Expenses		
Advertising and Marketing	21,636	223,421
General and Administrative	340,609	1,247,417
Depreciation	-	449
Rent and Lease	47,551	97,507
Total Operating Expenses	**409,796**	**1,568,794**
Operating Income (loss)	**(301,948)**	**(1,016,852)**
Other Income		
Interest Income	91	6,152
Total Other Income	**91**	**6,152**
Other Expense		
Interest Expense	4,376	73,026
Total Other Expense	**4,376**	**73,026**
Earnings Before Income Taxes	**(306,233)**	**(1,083,726)**
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**(306,233)**	**(1,083,726)**

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(306,233)	(1,083,726)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	449
Accounts Payable and Accrued Expenses	-	(23,767)
Inventory	-	511,108
Accounts Receivable	-	(33,860)
Other	-	(51,714)
Loss on derecognition of assets and liabilities	291,620	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**291,620**	**402,215**
Net Cash provided by (used in) Operating Activities	**(14,613)**	**(681,511)**
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties	-	715,626
Proceeds from Notes Payable	-	(154,497)
Net Cash provided by (used in) Financing Activities	**-**	**561,129**
Cash at the beginning of period	14,613	134,995
Net Cash increase (decrease) for period	(14,613)	(120,382)
Cash at end of period	**-**	**14,613**

PRO Bottle LLC Notes to the Unaudited Financial Statements December 31st, 2025
$USD

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

PRO Bottle LLC d/b/a Vade Nutrition ("the Company") was formed in Michigan on March 29th, 2016. The Company was formed to develop and commercialize convenient, portable nutrition products, including dissolvable nutrition packs, which are pre-measured servings of nutritional supplements, wrapped in a dissolvable, food-grade film. The Company's principal place of business was in Michigan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities. Assignment for Benefit of Creditors

In May 2025, the Company executed an Assignment for the Benefit of Creditors, pursuant to which the Company assigned substantially all of its assets to an independent assignee for liquidation and distribution to creditors in accordance with applicable law. As a result of the Assi gnment, the Company ceased control over its assets and operations, and all assets and liabilities were transferred to the assigned estate. Accordingly, the Company derecognized all assets and liabilities and had no remaining balances as of December 31, 2025.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets; Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price Step 4: Allocate the transaction price to performance obligations Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

Inventories are stated at the lower of cost or net realizable value. Cost was determined using a method consistently applied across all inventory categories. As of December 31, 2024, total inventories were $2,434,583, comprised of finished goods of $168,246, raw materials of $1,593,693, and work in process of $672,644. Finished goods consist primarily of dissolvable protein packs, pre-workout supplements, meal replacement products, collagen products, and related accessories held for sale. Raw materials include bulk protein powders, edible film, packaging materials such as stand-up pouches and vacuum seal bags, and shipping supplies. Work in process represents semi-packed and partially completed product in various stages of the production process. As part of the Assignment for Benefit of Creditors, all assets were transferred to an independent estate in 2025.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A member loaned the Company amounts resulting in a loan payable balance of $705,381 as of December 31st, 2024. The loan did not accrue interest and was due on demand. As part of the Assignment for Benefit of Creditors, all liabilities were transferred to an independent estate in 2025.

A member loaned the Company amounts resulting in a loan payable balance of $10,245 as of December 31st, 2024. The loan did not accrue interest and was due on demand. As part of the Assignment for Benefit of Creditors, all liabilities were transferred to an independent estate in 2025.

NOTE 4 - COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company entered into an equipment finance lease commencing November 6, 2022, with an original term of 69 months expiring July 6, 2028. The lease required monthly payments consisting of an initial interest -only period followed by fixed principal and interest payments, as amended in November 2023. During 2025, the Company was released from its remaining obligations under the lease, and accordingly, the related right -of-use asset and lease liability were derecognized. Any resulting gain or loss on extingui shment was recognized in the statement of operations.

The Company accounted for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right -of-use asset was amortized over its operating cycle using the effective interest rate at the time of lease inception. The Company had recorded the lease obligation based on contractual amounts; the effect of discounting is not material. As stated above, the Company was released from its remaining obligations under the lease and the table below reflects the estimated expected maturity analysis prior to its release and management concluded that any differences arising from lease accounting treatment are not material in light of the Assignment for the Benefit of Creditors in 2025, which resulted in the derecognition of all assets and liabilities.

FASB ASC 842 Footnote Year Ended Lease expense 31-Dec-24 Financing lease expense 238,073 Total 238,073

Other Information Cash paid for amounts included in the measurement of lease liabilities Operating cash flows from financing leases 106,544 ROU assets obtained in exchange for new financing lease liabilities - Weighted-average remaining lease term in years for financing leases 3.51 Weighted-average discount rate for financing leases 0%

Maturity Analysis Financing 2025-12 327,324 2026-12 327,324 2027-12 327,324 2028-12 192,099 2029-12 - Thereafter -

Total undiscounted cash flows 1,174,071 Less: present value discount - Total lease liabilities 1,174,071

NOTE 5 - LIABILITIES AND DEBT

On April 22, 2020, the Company received loan proceeds of $104,200 under an Economic Injury Disaster Loan from the U.S. Small Business Administration. The interest was 3.75% per annum and matures 30 years from the date of the note. The loan was secured by substantially all business assets of the Company, including tangible and intangible personal property. The balance of the loan including interest was $100,002 as of December 31st, 2024. As part of the Assignment for Benefit of Creditors, all liabilities were transferred to an independent estate in 2025.

The Company entered into an SBA Economic Injury Disaster Loan originally dated September 28, 2021, which was subsequently modified on January 27, 2022 to increase the total principal to $500,000. The interest was 3.75% per annum, with monthly payments beginning 24 months from origination and a maturity of 30 years from the original note date. The loan was secured by substantially all business assets of the Company. The balance of the loan including interest was $545,737 as of December 31st, 2024. As part of the Assignment for Benefit of Creditors, all liabilities were transferred to an independent estate in 2025.

In 2023, the Company entered into a financing arrangement with a principal amount of $280,000, with a total repayment obligation of $316,400. Repayment was to be made through 17% of daily sales until the obligation is satisfied. The loan was secured by substantially all business assets, including accounts and receivables, and d id not have a fixed maturity date. The balance of the loan was $52,127 as of December 31st, 2024. As part of the Assignment for Benefit of Creditors, all liabilities were transferred to an independent estate in 2025.

Debt Principal Maturities 5 Years Subsequent to 2024 Year Amount 2025 767,752 2026 - 2027 - 2028 - 2029 - Thereafter 645,739

NOTE 6 - EQUITY

The Company was authorized to issue Common Units and multiple series of Preferred Units, including Series A, B, C, and D Preferred Units, with rights, preferences, and privileges as defined in the operating agreement. Common Units participate in profits, losses, and distributions on a pro rata basis, while Preferred Units have preferential rights, including priority return of capital upon liquidation, conversion rights into Common Units at defined conversion prices, and certain approval and protective rights. Preferred Units were convertible into Common Units at the option of the holder or upon specified events, and were subject to anti-dilution adjustments.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 2, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.